United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                  Schedule 13G
                              (Amendment No. _1_)*

                    Under the Securities Exchange Act of 1934


                           RIGEL PHARMACEUTICALS, INC.
                         ------------------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                   766559108
                         ------------------------------
                                 (CUSIP Number)


                                January 16, 2002
- --------------------------------------------------------------------------------
             (Date of Event That Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|      Rule 13d-1(b)

         |X|      Rule 13d-1(c)

         |_|      Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  766559108                                                                     Page 2 of 18 Pages

- -------------------------------------------------------------------------------------------------------------------
(1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

    Alta Partners
- -------------------------------------------------------------------------------------------------------------------
(2) Check The Appropriate Box If A Member Of A Group                                    (a)
                                                                                        (b)    X

- -------------------------------------------------------------------------------------------------------------------
(3) SEC Use Only


- -------------------------------------------------------------------------------------------------------------------
(4) Citizenship or Place of Organization

    California
- -------------------------------------------------------------------------------------------------------------------
                                              Please see Attachment A
Number Of Shares                                     (5)      Sole Voting Power                  -0-
Beneficially Owned
By Each Reporting                                    (6)      Shared Voting Power      5,832,923
Person With                                                                             Please see Attachment A
                                                     (7)      Sole Dispositive Power             -0-

                                                     (8)      Shared Dispositive Power 5,832,923
                                                              Please see Attachment A

(9) Aggregate Amount Beneficially Owned By Each Reporting Person

         5,832,923         Please see Attachment A
- -------------------------------------------------------------------------------------------------------------------
(10) Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

         Please see Attachment A
- -------------------------------------------------------------------------------------------------------------------
(11) Percent Of Class Represented By Amount In Row (11)

         13.0%             Please see Attachment A
- -------------------------------------------------------------------------------------------------------------------
(12) Type Of Reporting Person

                  IA
- -------------------------------------------------------------------------------------------------------------------
                                       *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.  766559108                                                                     Page 3 of 18 Pages


- -------------------------------------------------------------------------------------------------------------------
(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

         Alta Partners II, Inc.
- -------------------------------------------------------------------------------------------------------------------
(2) Check The Appropriate Box If A Member Of A Group                                    (a)
                                                                                        (b)    X

- -------------------------------------------------------------------------------------------------------------------
(3) SEC Use Only


- -------------------------------------------------------------------------------------------------------------------
(4) Citizenship or Place of Organization

         California
                                              Please see Attachment A
- -------------------------------------------------------------------------------------------------------------------
Number Of Shares                                     (5)      Sole Voting Power         -0-
Beneficially Owned
By Each Reporting                                    (6)      Shared Voting Power       5,832,923
Person With                                                                             Please see Attachment A
                                                     (7)      Sole Dispositive Power    -0-

                                                     (8)      Shared Dispositive Power  5,832,923
                                                              Please see Attachment A

- -------------------------------------------------------------------------------------------------------------------
(9) Aggregate Amount Beneficially Owned By Each Reporting Person

         5,832,923         Please see Attachment A
- -------------------------------------------------------------------------------------------------------------------
(10) Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

         Please see Attachment A
- -------------------------------------------------------------------------------------------------------------------
(11) Percent Of Class Represented By Amount In Row (11)

         13.0%             Please see Attachment A
- -------------------------------------------------------------------------------------------------------------------
(12) Type Of Reporting Person

                  IA
- -------------------------------------------------------------------------------------------------------------------
                                       *SEE INSTRUCTION BEFORE FILLING OUT!


CUSIP No. 766559108                                                                     Page 4 of 18 Pages

- -------------------------------------------------------------------------------------------------------------------
(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

         Alta California Partners, L. P.
- -------------------------------------------------------------------------------------------------------------------
(2) Check The Appropriate Box If A Member Of A Group                                    (a)
                                                                                        (b)    X

- -------------------------------------------------------------------------------------------------------------------
(3) SEC Use Only


- -------------------------------------------------------------------------------------------------------------------
(4) Citizenship or Place of Organization

         Delaware
                                              Please see Attachment A
- -------------------------------------------------------------------------------------------------------------------
Number Of Shares                                     (5)      Sole Voting Power         -0-
Beneficially Owned
By Each Reporting                                    (6)      Shared Voting Power       5,832,923
Person With                                                                             Please see Attachment A
                                                     (7)      Sole Dispositive Power    -0-

                                                     (8)      Shared Dispositive Power  5,832,923
                                                              Please see Attachment A

(9) Aggregate Amount Beneficially Owned By Each Reporting Person

         5,832,923         Please see Attachment A
- -------------------------------------------------------------------------------------------------------------------
(10) Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

                  Please see Attachment A
- -------------------------------------------------------------------------------------------------------------------
(11) Percent Of Class Represented By Amount In Row (11)

         13.0%             Please see Attachment A
- -------------------------------------------------------------------------------------------------------------------
(12) Type Of Reporting Person

                  PN
- -------------------------------------------------------------------------------------------------------------------

CUSIP No. 766559108                                                                      Page 5 of 18 Pages


(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

         Alta California Management Partners, L. P.
(2) Check The Appropriate Box If A Member Of A Group                                    (a)
                                                                                        (b)    X

(3) SEC Use Only


(4) Citizenship or Place of Organization

         Delaware
                                              Please see Attachment A
Number Of Shares                                     (5)      Sole Voting Power         -0-
Beneficially Owned
By Each Reporting                                    (6)      Shared Voting Power       5,832,923
Person With                                                                             Please see Attachment A
                                                     (7)      Sole Dispositive Power    -0-

                                                     (8)      Shared Dispositive Power  5,832,923
                                                              Please see Attachment A

(9) Aggregate Amount Beneficially Owned By Each Reporting Person

         5,832,923         Please see Attachment A
- -------------------------------------------------------------------------------------------------------------------
(10) Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

                  Please see Attachment A
- -------------------------------------------------------------------------------------------------------------------
(11) Percent Of Class Represented By Amount In Row (11)

         13.0%             Please see Attachment A
- -------------------------------------------------------------------------------------------------------------------
(12) Type Of Reporting Person

                  PN
- -------------------------------------------------------------------------------------------------------------------

CUSIP No. 766559108                                                                      Page 6 of 18 Pages


- -------------------------------------------------------------------------------------------------------------------
(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

         Alta Embarcadero Partners, LLC
- -------------------------------------------------------------------------------------------------------------------
(2) Check The Appropriate Box If A Member Of A Group                                    (a)
                                                                                        (b)    X

- -------------------------------------------------------------------------------------------------------------------
(3) SEC Use Only


- -------------------------------------------------------------------------------------------------------------------
(4) Citizenship or Place of Organization

         California
                                              Please see Attachment A
- -------------------------------------------------------------------------------------------------------------------
Number Of Shares                                     (5)      Sole Voting Power         -0-
Beneficially Owned
By Each Reporting                                    (6)      Shared Voting Power       5,832,923
Person With                                                                             Please see Attachment A
                                                     (7)      Sole Dispositive Power    -0-

                                                     (8)      Shared Dispositive Power  5,832,923
                                                              Please see Attachment A

(9) Aggregate Amount Beneficially Owned By Each Reporting Person

         5,832,923         Please see Attachment A
- -------------------------------------------------------------------------------------------------------------------
(10) Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

                  Please see Attachment A
- -------------------------------------------------------------------------------------------------------------------
(11) Percent Of Class Represented By Amount In Row (11)

         13.0%             Please see Attachment A
- -------------------------------------------------------------------------------------------------------------------
(12) Type Of Reporting Person

                  CO
- -------------------------------------------------------------------------------------------------------------------

CUSIP No. 766559108                                                                      Page 7 of 18 Pages


- -------------------------------------------------------------------------------------------------------------------
(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

         Alta BioPharma Partners II, L.P.
- -------------------------------------------------------------------------------------------------------------------
(2) Check The Appropriate Box If A Member Of A Group                                    (a)
                                                                                        (b)    X

- -------------------------------------------------------------------------------------------------------------------
(3) SEC Use Only


- -------------------------------------------------------------------------------------------------------------------
(4) Citizenship or Place of Organization

         Delaware
                                              Please see Attachment A
- -------------------------------------------------------------------------------------------------------------------
Number Of Shares                                     (5)      Sole Voting Power         -0-
Beneficially Owned
By Each Reporting                                    (6)      Shared Voting Power       5,832,923
Person With                                                                             Please see Attachment A
                                                     (7)      Sole Dispositive Power    -0-

                                                     (8)      Shared Dispositive Power  5,832,923
                                                              Please see Attachment A

(9) Aggregate Amount Beneficially Owned By Each Reporting Person

         5,832,923         Please see Attachment A
- -------------------------------------------------------------------------------------------------------------------
(10) Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

         Please see Attachment A
- -------------------------------------------------------------------------------------------------------------------
(11) Percent Of Class Represented By Amount In Row (11)

         13.0%             Please see Attachment A
- -------------------------------------------------------------------------------------------------------------------
(12) Type Of Reporting Person

                  PN
- -------------------------------------------------------------------------------------------------------------------

CUSIP No. 766559108                                                                      Page 8 of 18 Pages

- -------------------------------------------------------------------------------------------------------------------
(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

         Alta BioPharma Management Partners II, LLC.
- -------------------------------------------------------------------------------------------------------------------
(2) Check The Appropriate Box If A Member Of A Group                                    (a)
                                                                                        (b)    X

- -------------------------------------------------------------------------------------------------------------------
(3) SEC Use Only


- -------------------------------------------------------------------------------------------------------------------
(4) Citizenship or Place of Organization

         Delaware
                                              Please see Attachment A
- -------------------------------------------------------------------------------------------------------------------
Number Of Shares                                     (5)      Sole Voting Power         -0-
Beneficially Owned
By Each Reporting                                    (6)      Shared Voting Power       5,832,923
Person With                                                                             Please see Attachment A
                                                     (7)      Sole Dispositive Power    -0-

                                                     (8)      Shared Dispositive Power  5,832,923
                                                              Please see Attachment A

(9) Aggregate Amount Beneficially Owned By Each Reporting Person

         5,832,923         Please see Attachment A
- -------------------------------------------------------------------------------------------------------------------
(10) Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

         Please see Attachment A
- -------------------------------------------------------------------------------------------------------------------
(11) Percent Of Class Represented By Amount In Row (11)

         13.0%             Please see Attachment A
- -------------------------------------------------------------------------------------------------------------------
(12) Type Of Reporting Person

                  CO
- -------------------------------------------------------------------------------------------------------------------

CUSIP No. 766559108                                                                      Page 9 of 18 Pages


- -------------------------------------------------------------------------------------------------------------------
(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

         Alta Embarcadero BioPharma Partners II, LLC.
- -------------------------------------------------------------------------------------------------------------------
(2) Check The Appropriate Box If A Member Of A Group                                    (a)
                                                                                        (b)    X

- -------------------------------------------------------------------------------------------------------------------
(3) SEC Use Only


- -------------------------------------------------------------------------------------------------------------------
(4) Citizenship or Place of Organization

         Delaware
                                              Please see Attachment A
- -------------------------------------------------------------------------------------------------------------------
Number Of Shares                                     (5)      Sole Voting Power         -0-
Beneficially Owned
By Each Reporting                                    (6)      Shared Voting Power       5,832,923
Person With                                                                             Please see Attachment A
                                                     (7)      Sole Dispositive Power             -0-

                                                     (8)      Shared Dispositive Power  5,832,923
                                                              Please see Attachment A

(9) Aggregate Amount Beneficially Owned By Each Reporting Person

         5,832,923         Please see Attachment A
- -------------------------------------------------------------------------------------------------------------------
(10) Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

         Please see Attachment A
- -------------------------------------------------------------------------------------------------------------------
(11) Percent Of Class Represented By Amount In Row (11)

         13.0%             Please see Attachment A
- -------------------------------------------------------------------------------------------------------------------
(12) Type Of Reporting Person

                  CO
- -------------------------------------------------------------------------------------------------------------------

CUSIP No. 766559108                                                                      Page 10 of 18 Pages


- -------------------------------------------------------------------------------------------------------------------
(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

         Farah Champsi
- -------------------------------------------------------------------------------------------------------------------
(2) Check The Appropriate Box If A Member Of A Group                                    (a)
                                                                                        (b)    X

- -------------------------------------------------------------------------------------------------------------------
(3) SEC Use Only


- -------------------------------------------------------------------------------------------------------------------
(4) Citizenship or Place of Organization

         United States
                                              Please see Attachment A
- -------------------------------------------------------------------------------------------------------------------
Number Of Shares                                     (5)      Sole Voting Power         -0-
Beneficially Owned
By Each Reporting                                    (6)      Shared Voting Power       1,150,000
Person With                                                                             Please see Attachment A
                                                     (7)      Sole Dispositive Power    -0-

                                                     (8)      Shared Dispositive Power  1,150,000
                                                              Please see Attachment A

(9) Aggregate Amount Beneficially Owned By Each Reporting Person

         1,150,000         Please see Attachment A
- -------------------------------------------------------------------------------------------------------------------
(10) Check If The Aggregate Amount In Row (11) Excludes Certain Shares*


- -------------------------------------------------------------------------------------------------------------------
(11) Percent Of Class Represented By Amount In Row (11)

         2.6%              Please see Attachment A
- -------------------------------------------------------------------------------------------------------------------
(12) Type Of Reporting Person

                  IN
- -------------------------------------------------------------------------------------------------------------------
                                       *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 766559108                                                                      Page 11 of 18 Pages


- -------------------------------------------------------------------------------------------------------------------
(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

         Jean Deleage
- -------------------------------------------------------------------------------------------------------------------
(2) Check The Appropriate Box If A Member Of A Group                                    (a)
                                                                                        (b)    X

- -------------------------------------------------------------------------------------------------------------------
(3) SEC Use Only


- -------------------------------------------------------------------------------------------------------------------
(4) Citizenship or Place of Organization

         United States
                                              Please see Attachment A
- -------------------------------------------------------------------------------------------------------------------
Number Of Shares                                     (5)      Sole Voting Power         -0-
Beneficially Owned
By Each Reporting                                    (6)      Shared Voting Power       5,832,923
Person With                                                                             Please see Attachment A
                                                     (7)      Sole Dispositive Power    -0-

                                                     (8)      Shared Dispositive Power  5,832,923
                                                              Please see Attachment A

(9) Aggregate Amount Beneficially Owned By Each Reporting Person

         5,832,923         Please see Attachment A
- -------------------------------------------------------------------------------------------------------------------
(10) Check If The Aggregate Amount In Row (11) Excludes Certain Shares*


- -------------------------------------------------------------------------------------------------------------------
(11) Percent Of Class Represented By Amount In Row (11)

         13.0%             Please see Attachment A
- -------------------------------------------------------------------------------------------------------------------
(12) Type Of Reporting Person

                  IN
- -------------------------------------------------------------------------------------------------------------------
                                       *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 766559108                                                                      Page 12 of 18 Pages


- -------------------------------------------------------------------------------------------------------------------
(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

         Garrett Gruener
- -------------------------------------------------------------------------------------------------------------------
(2) Check The Appropriate Box If A Member Of A Group                                    (a)
                                                                                        (b)    X

- -------------------------------------------------------------------------------------------------------------------
(3) SEC Use Only


- -------------------------------------------------------------------------------------------------------------------
(4) Citizenship or Place of Organization

         United States
                                              Please see Attachment A
- -------------------------------------------------------------------------------------------------------------------
Number Of Shares                                     (5)      Sole Voting Power         -0-
Beneficially Owned
By Each Reporting                                    (6)      Shared Voting Power       4,682,923
Person With                                                                             Please see Attachment A
                                                     (7)      Sole Dispositive Power    -0-

                                                     (8)      Shared Dispositive Power  4,682,923
                                                              Please see Attachment A

(9) Aggregate Amount Beneficially Owned By Each Reporting Person

         4,682,493         Please see Attachment A
- -------------------------------------------------------------------------------------------------------------------
(10) Check If The Aggregate Amount In Row (11) Excludes Certain Shares*


- -------------------------------------------------------------------------------------------------------------------
(11) Percent Of Class Represented By Amount In Row (11)

         10.5%             Please see Attachment A
- -------------------------------------------------------------------------------------------------------------------
(12) Type Of Reporting Person

                  IN
- -------------------------------------------------------------------------------------------------------------------
                                       *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 766559108                                                                      Page 13 of 18 Pages


- -------------------------------------------------------------------------------------------------------------------
(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

         Alix Marduel
- -------------------------------------------------------------------------------------------------------------------
(2) Check The Appropriate Box If A Member Of A Group                                    (a)
                                                                                        (b)    X

- -------------------------------------------------------------------------------------------------------------------
(3) SEC Use Only


- -------------------------------------------------------------------------------------------------------------------
(4) Citizenship or Place of Organization

         United States
                                              Please see Attachment A
- -------------------------------------------------------------------------------------------------------------------
Number Of Shares                                     (5)      Sole Voting Power         -0-
Beneficially Owned
By Each Reporting                                    (6)      Shared Voting Power       1,150,000
Person With                                                                             Please see Attachment A
                                                     (7)      Sole Dispositive Power    -0-

                                                     (8)      Shared Dispositive Power  1,150,000
                                                              Please see Attachment A

(9) Aggregate Amount Beneficially Owned By Each Reporting Person

         1,150,000         Please see Attachment A
- -------------------------------------------------------------------------------------------------------------------
(10) Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

         Please see Attachment A
- -------------------------------------------------------------------------------------------------------------------
(11) Percent Of Class Represented By Amount In Row (11)

         2.6%              Please see Attachment A
- -------------------------------------------------------------------------------------------------------------------
(12) Type Of Reporting Person

                  IN
- -------------------------------------------------------------------------------------------------------------------
                                       *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 766559108                                                                      Page 14 of 18 Pages


- -------------------------------------------------------------------------------------------------------------------
(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

         Guy Nohra
- -------------------------------------------------------------------------------------------------------------------
(2) Check The Appropriate Box If A Member Of A Group                                    (a)
                                                                                        (b)    X

- -------------------------------------------------------------------------------------------------------------------
(3) SEC Use Only


- -------------------------------------------------------------------------------------------------------------------
(4) Citizenship or Place of Organization

         United States
                                              Please see Attachment A
- -------------------------------------------------------------------------------------------------------------------
Number Of Shares                                     (5)      Sole Voting Power         -0-
Beneficially Owned
By Each Reporting                                    (6)      Shared Voting Power       4,682,923
Person With                                                                             Please see Attachment A
                                                     (7)      Sole Dispositive Power    -0-

                                                     (8)      Shared Dispositive Power  4,682,923
                                                              Please see Attachment A

(9) Aggregate Amount Beneficially Owned By Each Reporting Person

         4,682,923         Please see Attachment A
- -------------------------------------------------------------------------------------------------------------------
(10) Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

         Please see Attachment A
- -------------------------------------------------------------------------------------------------------------------
(11) Percent Of Class Represented By Amount In Row (11)

         10.5%             Please see Attachment A
- -------------------------------------------------------------------------------------------------------------------
(12) Type Of Reporting Person

                  IN
- -------------------------------------------------------------------------------------------------------------------
                                       *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1.

(a)      Name of Issuer: Rigel Pharmaceuticals, Inc. ("Issuer")

(b)      Address of Issuer's Principal Executive Offices:

                  240 East Grand Avenue
                  South San Francisco, CA 94080

Item 2.

(a)      Name of Person Filing:

         Alta Partners ("AP")
         Alta Partners II, Inc. ("AP II")
         Alta California Partners, L.P. ("ACP")
         Alta California Management Partners, L.P. ("ACMP")
         Alta Embarcadero Partners, LLC ("AEP")
         Alta BioPharma Partners II, L.P. ("ABP II")
         Alta BioPharma Management Partners II, LLC ("ABMP II")
         Alta BioPharma Embarcadero Partners II, LLC ("AEBP II")
         Farah Champsi ("FC")
         Jean Deleage ("JD")
         Garrett Gruener ("GG")
         Alix Marduel ("AM")
         Guy Nohra ("GN")

 (b)     Address of Principal Business Office:

         One Embarcadero Center, Suite 4050
         San Francisco, CA  94111

 (c)     Citizenship/Place of Organization:


         Entities:         AP               California
                           AP II            California
                           ACP              Delaware
                           ACMP             Delaware
                           AEP              California
                           ABP II           Delaware
                           ABMP II          Delaware
                           AEBP II          California

         Individuals:      FC               United States
                           JD               United States
                           GG               United States
                           AM               United States
                           GN               United States


(d)      Title of Class of Securities:      Common Stock

(e)      CUSIP Number:  766559108

Item 3.  Not applicable.

Item 4         Ownership.
                                              Please see Attachment A

- ------- ------------------ ----------- ----------- ------------ ----------- ------------- ------------ -------------
                               AP        AP II         ACP         ACMP         AEP         ABP II       ABMP II
- ------- ------------------ ----------- ----------- ------------ ----------- ------------- ------------ -------------
(a)     Beneficial         5,832,923   5,832,923    5,832,923   5,832,923    5,832,923     5,832,923    5,832,923
        Ownership
- ------- ------------------ ----------- ----------- ------------ ----------- ------------- ------------ -------------
(b)     Percentage of        13.0%       13.0%        13.0%       13.0%        13.0%         13.0%        13.0%
        Class
- ------- ------------------ ----------- ----------- ------------ ----------- ------------- ------------ -------------
(c)     Sole Voting Power     -0-         -0-          -0-         -0-          -0-           -0-          -0-
- ------- ------------------ ----------- ----------- ------------ ----------- ------------- ------------ -------------
        Shared Voting      5,832,923   5,832,923    5,832,923   5,832,923    5,832,923     5,832,923    5,832,923
        Power
- ------- ------------------ ----------- ----------- ------------ ----------- ------------- ------------ -------------
        Sole Dispositive      -0-         -0-          -0-         -0-          -0-           -0-          -0-
        Power
- ------- ------------------ ----------- ----------- ------------ ----------- ------------- ------------ -------------
        Shared             5,832,923   5,832,923    5,832,923   5,832,923    5,832,923     5,832,923    5,832,923
        Dispositive Power
- ------- ------------------ ----------- ----------- ------------ ----------- ------------- ------------ -------------
                            AEBP II        FC          JD           GG           AM           GN
- ------- ------------------ ----------- ----------- ------------ ----------- ------------- ------------ -------------
(a)     Beneficial         5,832,923   1,150,000    5,832,923   4,682,923    1,150,000     4,682,923
        Ownership
- ------- ------------------ ----------- ----------- ------------ ----------- ------------- ------------ -------------
(b)     Percentage of        13.0%        2.6%        13.0%       10.5%         2.6%         10.5%
        Class
- ------- ------------------ ----------- ----------- ------------ ----------- ------------- ------------ -------------
(c)     Sole Voting Power     -0-         -0-          -0-         -0-          -0-           -0-
- ------- ------------------ ----------- ----------- ------------ ----------- ------------- ------------ -------------
        Shared Voting      5,832,923   1,150,000    5,832,923   4,682,923    1,150,000     4,682,923
        Power
- ------- ------------------ ----------- ----------- ------------ ----------- ------------- ------------ -------------
        Sole Dispositive      -0-         -0-          -0-         -0-          -0-           -0-
        Power
- ------- ------------------ ----------- ----------- ------------ ----------- ------------- ------------ -------------
        Shared             5,832,923   1,150,000    5,832,923   4,682,923    1,150,000     4,682,923
        Dispositive Power
- ------- ------------------ ----------- ----------- ------------ ----------- ------------- ------------ -------------
                                              Please see Attachment A



Item 5.        Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.        Identification   and   Classification  of  the  Subsidiary  Which
               Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.        Identification and Classification of Members of the Group

No   reporting   person  is  a  member  of  a  group  as   defined   in  Section
240.13d-1(b)(1)(ii)(H) of the Act.

Item 9.        Notice of Dissolution of Group

Not applicable.

Item 10.       Certification

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

EXHIBITS

A:       Joint Filing Statement

B:       Stock Purchase Agreement

C:       Stock Purchase Agreement

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    January 23, 2002

Alta Partners                                        Alta California Partners, L.P.

                                                     By:  Alta California Management Partners, L.P.,


By:      /s/ Jean Deleage                            By:               /s/ Jean Deleage
    -------------------------------------------           ---------------------------------------
         Jean Deleage, President                              Jean Deleage, General Partner


Alta California Management Partners, L.P.            Alta Embarcadero Partners, LLC



By:      /s/ Jean Deleage                            By:      /s/ Jean Deleage
    -------------------------------------------           ---------------------------------------
         Jean Deleage, General Partner                        Jean Deleage, Member

Alta  Partners II, Inc.

By:      /s/ Jean Deleage
    -------------------------------------------
         Jean Deleage, President

Alta BioPharma Partners II, L.P.                           Alta BioPharma Management Partners II, LLC
By: Alta BioPharma Management Partners II, LLC


By:      /s/ Farah Champsi                           By:      /s/ Farah Champsi
    -------------------------------------------           ---------------------------------------
         Farah Champsi, Managing Director                     Farah Champsi, Member

Alta Embarcadero BioPharma Partners II, LLC


By:      /s/ Farah Champsi                                    /s/ Alix Marduel
    -------------------------------------------           ---------------------------------------
         Farah Champsi, Manager                               Alix Marduel


         /s/ Jean Deleage                                     /s/ Guy Nohra
    -------------------------------------------           ---------------------------------------
         Jean Deleage                                         Guy Nohra


         /s/ Garrett Gruener                                 /s/ Farah Champsi
    -------------------------------------------           ---------------------------------------
         Garrett Gruener                                     Farah Champsi


                                    Exhibit A

                            Agreement of Joint Filing

         We, the  undersigned,  hereby  express our agreement  that the attached
Schedule 13G is filed on behalf of us.

Date:    January 23, 2002


                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Alta Partners                                        Alta California Partners, L.P.

                                                     By:  Alta California Management Partners, L.P.,


By:      /s/ Jean Deleage                            By:      /s/ Jean Deleage          .
    -------------------------------------------           ---------------------------------------
         Jean Deleage, President                              Jean Deleage, General Partner


Alta California Management Partners, L.P.            Alta Embarcadero Partners, LLC



By:      /s/ Jean Deleage                            By:      /s/ Jean Deleage
    -------------------------------------------           ---------------------------------------
         Jean Deleage, General Partner                        Jean Deleage, Member

Alta  Partners II, Inc.

By:      /s/ Jean Deleage
    -------------------------------------------
         Jean Deleage, President

Alta BioPharma Partners II, L.P.                     Alta BioPharma Management Partners II, LLC
By: Alta BioPharma Management Partners II, LLC


By:      /s/ Farah Champsi                           By:      /s/ Farah Champsi
    -------------------------------------------           ---------------------------------------
         Farah Champsi, Managing Director                     Farah Champsi, Member

Alta Embarcadero BioPharma Partners II, LLC


By:      /s/ Farah Champsi                                    /s/ Alix Marduel
    -------------------------------------------           ---------------------------------------
         Farah Champsi, Manager                               Alix Marduel


         /s/ Jean Deleage                                     /s/ Guy Nohra
    -------------------------------------------           ---------------------------------------
         Jean Deleage                                         Guy Nohra


         /s/ Garrett Gruener                                  /s/ Farah Champsi
    -------------------------------------------           ---------------------------------------
         Garrett Gruener                                      Farah Champsi

                                  Attachment A

Alta Partners II, Inc. provides investment advisory services to several venture capital funds including Alta BioPharma Partners II, L.P. and Alta Embarcadero BioPharma Partners II, LLC. On January 16, 2002, Alta BioPharma Partners II, L.P. purchased 1,109,196 shares of Rigel Pharmaceuticals, Inc. Common Stock at $4.50 per share for an aggregate purchase price of $4,991,382.00. Alta
Embarcadero BioPharma Partners II, LLC purchased 40,804 shares of Rigel Pharmaceuticals, Inc. Common Stock at $4.50 per share for an aggregate purchase price of $183,618.00. The respective managing directors of Alta BioPharma Partners II, L.P. and managers of Alta Embarcadero BioPharma Partners II, LLC exercise sole voting and investment power in respect to the shares owned by such funds.

Certain principals of Alta Partners II, Inc. are managing directors and managers of Alta BioPharma Management II, LLC (which is the general partner of Alta BioPharma Partners II, L.P.), and Alta Embarcadero BioPharma Partners II, LLC (respectively). As managing directors and managers of such entities, they may be deemed to share voting and investment powers for the shares held by the funds. The principals of Alta Partners II, Inc. disclaim beneficial ownership of all such shares held by the foregoing funds, except to the extent of their proportionate pecuniary interests therein.


Alta Partners provides investment advisory services to several venture capital funds including Alta California Partners, L.P. and Alta Embarcadero Partners, LLC.

Alta California Partners, L.P. beneficially owns 4,578,327 shares of Common Stock. Alta Embarcadero Partners, LLC beneficially owns 104,596 shares of Common Stock. The respective general partners and members of Alta California Partners L.P. and Alta Embarcadero Partners, LLC exercise sole voting and investment power with respect to the shares owned by such funds.

Certain  principals  of Alta  Partners are general  partners of Alta  California
Management Partners, L.P. (which is a general partner of Alta California Partners, L.P.), and members Alta Embarcadero Partners, LLC. As general partners and members of such funds, they may be deemed to share voting and investment powers for the shares held by the funds. The principals of Alta Partners disclaim beneficial ownership of all such shares held by the foregoing funds, except to the extent of their proportionate pecuniary interests therein.

Mr. Jean Deleage, a director of Rigel Pharmaceuticals, Inc., is a managing director of Alta BioPharma Management Partners II, LLC (which is the general partner of Alta BioPharma Partners II, L.P.), a manager of Alta Embarcadero BioPharma Partners II, LLC, a general partner of Alta California Management Partners, L.P. (which is the general partner of Alta California Partners, L.P.) and a managing member of Alta Embarcadero Partners, LLC. Thus he shares voting and dispositive powers over the 1,109,196 shares of Common Stock beneficially owned by Alta BioPharma Partners II, L.P., the 40,804 shares beneficially owned by Alta Embarcadero BioPharma Partners II, LLC, the 4,578,327 shares of Common Stock beneficially owned by Alta California Partners L.P. and the 104,596 shares of Common Stock beneficially owned by Alta Embarcadero Partners, LLC. He disclaims beneficial ownership of all such shares held by all of the foregoing funds except to the extent of their proportionate pecuniary interests therein.



                                                     Page 1 of 2 of Attachment A

                                  Attachment A



Ms. Farah Champsi is a managing director of Alta BioPharma Management Partners II, LLC (which is the general partner of Alta BioPharma Partners II, L.P.) and a manager of Alta Embarcadero BioPharma Partners II, LLC. Thus she shares voting and dispositive powers over the 1,109,196 shares of Common Stock beneficially owned by Alta BioPharma Partners II, L.P. and the 40,804 shares of Common Stock beneficially owned by Alta Embarcadero BioPharma Partners II, LLC.


Mr. Garrett Gruener is a general partner of Alta California Management Partners, L.P. (which is the general partner of Alta California Partners, L.P.) and a managing member of Alta Embarcadero Partners, LLC. Thus he shares voting and dispositive powers over the 4,578,327 shares of Common Stock beneficially owned by Alta California Partners L.P. and 104,596 shares of Common stock beneficially owned by Alta Embarcadero Partners LLC. He disclaims beneficial ownership of all such shares held by all of the foregoing funds except to the extent of their proportionate pecuniary interests therein.

Ms. Alix Marduel is a managing director of Alta BioPharma Management Partners II, LLC (which is the general partner of Alta BioPharma Partners II, L.P.) and a manager of Alta Embarcadero BioPharma Partners II, LLC. Thus she shares voting and dispositive powers over the 1,109,196 shares of Common Stock beneficially owned by Alta BioPharma Partners II, L.P. and the 40,804 shares of Common Stock beneficially owned by Alta Embarcadero BioPharma Partners II, LLC.

Mr. Guy Nohra is a general partner of Alta California Management Partners, L.P. (which is the general partner of Alta California Partners, L.P.) and a managing member of Alta Embarcadero Partners, LLC. Thus he shares voting and dispositive powers over the 4,578,327 shares of Common Stock beneficially owned by Alta California Partners L.P. and 104,596 shares of Common stock beneficially owned by Alta Embarcadero Partners LLC. He disclaims beneficial ownership of all such shares held by all of the foregoing funds except to the extent of their proportionate pecuniary interests therein.

Alta Partners and Alta Partners II, Inc. are venture capital firms that share an office in San Francisco. Alta Partners is California Corporation. Alta Partners II, Inc. is a California Corporation. Alta California Partners, L.P. is a Delaware Limited Partnership, Alta Embarcadero Partners, LLC is a California Limited Liability Company, Alta BioPharma Partners II, L.P. is a Delaware
Limited Partnership, and Alta Embarcadero BioPharma Partners II, LLC is a California Limited Liability Company.





                                                     Page 2 of 2 of Attachment A

                                   Exhibit B

                               PURCHASE AGREEMENT

Rigel Pharmaceuticals, Inc.
240 East Grand Avenue
South San Francisco, CA  94080
Attention: Chief Executive Officer


Ladies and Gentlemen:

         The undersigned, Alta BioPharma Partners II, L.P. (the "Investor"), hereby confirms its agreement with you as follows:

1. This Purchase Agreement (the "Agreement") is made as of January 16, 2002 between Rigel Pharmaceuticals, Inc., a Delaware corporation (the "Company"), and the Investor.

2. The Company has authorized the sale and issuance of up to 7,000,000 shares of common stock (the "Shares") of the Company, subject to adjustment by the Company's Board of Directors, to certain investors (the "Offering"). The Offering has been registered under the Securities Act of 1933, as amended, pursuant to the Company's Registration Statement on Form S-3 (No. 333-74906) as amended (the "Registration Statement").

3. The Company and the Investor agree that the Investor will purchase from the Company and the Company will issue and sell to the Investor 1,109,196 Shares, for a purchase price of $4.50 per share, or an aggregate purchase price of $4,991,382.00, pursuant to the Terms and Conditions for Purchase of Shares attached hereto as Annex I and incorporated herein by reference as if fully set forth herein. The Investor acknowledges that the offering is not being underwritten by the placement agent and that there is no minimum offering amount. Certificates representing the Shares purchased by the Investor will not be issued to the Investor; instead, such Shares will be credited to the Investor using customary book-entry procedures.

4. The Investor represents that, except as set forth below, (a) it has had no position, office or other material relationship within the past three years with the Company or persons known to it to be affiliates of the Company, (b) neither it, nor any group of which it is a member or to which it is related, beneficially owns (including the right to acquire or vote) any securities of the Company and (c) it has no direct or indirect affiliation or association with any NASD member as of the date hereof.

5. The Investor hereby confirms receipt of the Prospectus Supplement, dated January 16, 2002, and the Base Prospectus, dated December 20, 2001 (collectively, the "Prospectus"), of the Company distributed by email to the Investor accompanied herewith. The Investor confirms that it had full access to the Prospectus and was fully able to read, review, download and print it. Investor acknowledges that The Investor will be required to bear the cost, if any, of printing the Prospectus.

Exceptions:

Please see pages 2-A and 2-B
- --------------------------------------------------------------------------------


- --------------------------------------------------------------------------------
                (If no exceptions, write "none." If left blank,
                     response will be deemed to be "none.")

         Please confirm that the foregoing correctly sets forth the agreement between us by signing in the space provided below for that purpose.

AGREED AND ACCEPTED:                                         Name of Investor: Alta BioPharma Partners II, L.P.


Rigel Pharmaceuticals, Inc.,
a Delaware corporation

                                                             By: Alta Biopharma Management Partners II, L.P.
                                                                 -------------------------------------------

By:      /s/ James H. Welch                                  By: /s/ Hilary S. Strain
   --------------------------------------------------            -------------------------------------------
Name: James H. Welch
Title: Vice President, Chief Financial Officer and           Print Name:Hilary Strain
       Secretary                                                        ------------------------------------

                                                             Title: VP of Finance & Admin.
                                                                    ----------------------------------------

                                                             Address: One Embaradero Center, Suite 4050
                                                                      --------------------------------------

                                                             San Francisco, CA 94111
                                                             -----------------------------------------------

                                                             Tax ID No.: 94-3374998
                                                                         -----------------------------------

                                                             Contact Name: Hilary Strain
                                                                           ---------------------------------

                                                             Telephone: (415) 362-4022
                                                                        ------------------------------------

                                                             Name in which book-entry should be made
                                                             (if different):

                                                             -----------------------------------------------

                                     ANNEX I

                   TERMS AND CONDITIONS FOR PURCHASE OF SHARES

1. Authorization and Sale of Shares. The Company has authorized the sale of up to 7,000,000 Shares. The Company reserves the right to increase or decrease this number.

2. Agreement to Sell and Purchase the Shares; Subscription Date.

         2.1. Upon the terms and subject to the conditions hereinafter set forth, at the Closing (as defined in Section 3), the Company will sell to the Investor, and the Investor will purchase from the Company, the number of Shares set forth on the signature page hereto at the purchase price set forth on such signature page.

         2.2. The Company may enter into agreements similar to this Agreement with certain other investors (the "Other Investors") and expects to complete sales of Shares to them. (The Investor and the Other Investors are hereinafter sometimes collectively referred to as the "Investors", and this Agreement and the stock purchase agreements executed by the Other Investors are hereinafter sometimes collectively referred to as the "Agreements".)

3. Delivery of the Shares at Closing. The completion of the purchase and sale of the Shares (the "Closing") shall occur on January 22, 2002 (the "Closing Date"), at the offices of the Company's counsel. At the Closing, the Company shall deliver to the Investor, using customary book-entry procedures, the number of Shares set forth on the signature page hereto, and the Investor shall deliver to the Placement Agent (as defined in the Registration Statement or any supplement thereto) a certified or official bank check or wire transfer of funds in the full amount of the purchase price for the Shares being purchased hereunder as set forth on the signature page hereto. The Company may accept or reject Agreements in its discretion.

         The Company's obligation to issue and sell the Shares to the Investor shall be subject to the following conditions, any one or more of which may be waived by the Company: (a) completion of the purchases and sales Shares under the Agreements that may be executed with the Other Investors; and (b) the accuracy of the representations and warranties made by the Investors and the fulfillment of those undertakings of the Investors to be fulfilled prior to the Closing.

         The Investor's obligation to purchase the Shares shall be subject to the condition that the Placement Agent shall not have (a) terminated the Placement Agency Agreement dated January 15, 2002, between the Company and the Placement Agent (the "Placement Agency Agreement") pursuant to the terms thereof or (b) determined that the conditions to closing in the Placement Agency Agreement have not been satisfied.

4. Representations, Warranties and Covenants of the Company. The Company hereby represents and warrants to, and covenants with, the Investor, as follows:

         4.1. The Company has full right, power, authority and capacity to enter into this Agreement and to consummate the transactions contemplated hereby and has taken all necessary action to authorize the execution, delivery and performance of this Agreement.

         4.2. This Agreement constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' and contracting parties' rights generally and except as enforceability may be subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

5. Representations, Warranties and Covenants to the Investor.

         5.1. The Investor represents and warrants that it has received the Company's base prospectus dated December 20, 2001 and the prospectus supplement dated January 16, 2002 relating to the Offering (collectively, the "Prospectus").

         5.2. The Investor, if outside the United States, will comply with all applicable laws and regulations in each foreign jurisdiction in which it purchases, offers, sells or delivers Shares or has in its possession or distributes any offering material, in all cases at its own expense.

         5.3. The Investor further represents and warrants to, and covenants with, the Company that (i) the Investor has full right, power, authority and capacity to enter into this Agreement and to consummate the transactions contemplated hereby and has taken all necessary action to authorize the execution, delivery and performance of this Agreement, and (ii) this Agreement constitutes a valid and binding obligation of the Investor enforceable against the Investor in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' and contracting parties' rights generally and except as enforceability may be subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

         5.4. The Investor understands that nothing in the Prospectus, this Agreement or any other materials presented to the Investor in connection with the purchase and sale of the Shares constitutes legal, tax or investment advise. The Investor has consulted such legal, tax and investment advisors as it, in its sole discretion, has deemed necessary or appropriate in connection with its purchase of Shares.

6. Survival of Representations, Warranties and Agreements. Notwithstanding any investigation made by any party to this Agreement, all covenants, agreements, representations and warranties made by the Company and the Investor herein shall survive the execution of this Agreement, the delivery to the Investor of the Shares being purchased and the payment therefor.

7. Notices. All notices, requests, consents and other communications hereunder shall be in writing, shall be mailed (A) if within domestic United States by first-class registered or certified airmail, or nationally recognized overnight express courier, postage prepaid, or by facsimile, or (B) if delivered from outside the United States, by International Federal Express or facsimile, and shall be deemed given (i) if delivered by first-class registered or certified mail domestic, three business days after so mailed, (ii) if delivered by a nationally recognized overnight carrier, one business day after so mailed, (iii) if delivered by International Federal Express, two business days after so mailed, (iv) if delivered by facsimile, upon electronic confirmation of receipt and shall be delivered as addressed as follows:

         (a)      if to the Company, to:

                  Rigel Pharmaceuticals, Inc.
                  240 East Grand Avenue
                  South San Francisco, CA  94080
                  Attention: Chief Executive Officer

                  Telecopy No.: 650.624.1133

                  With a copy to:

                  Cooley Godward LLP
                  Five Palo Alto Square
                  3000 El Camino Real
                  Palo Alto, CA 94306-2155
                  Attention: Suzanne Sawochka Hooper, Esq.
                  Telecopy No.: 650.849.7400

         (b) if to the Investor, at its address on the signature page hereto, or at such other address or addresses as may have been furnished to the Company in writing.

8. Changes. This Agreement may not be modified or amended except pursuant to an instrument in writing signed by the Company and the Investor.

9. Headings. The headings of the various sections of this Agreement have been inserted for convenience or reference only and shall not be deemed to be part of this Agreement.

10. Severability. In case any provision contained in this Agreement should be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

11. Governing Law. This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of New York, without giving effect to the principles of conflicts of law.

12. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall constitute an original, but all of which, when taken together, shall constitute but one instrument, and shall become effective when one or more counterparts have been signed by each party hereto and delivered to the other parties.

                         INSTRUCTION SHEET FOR INVESTOR

         (to be read in conjunction with the entire Purchase Agreement)


A.       Complete the following items in the Purchase Agreement:

         1. Provide the information regarding the Investor requested on the signature page (page 1). The Agreement must be executed by an individual authorized to bind the Investor.

         2.       Return the signed Purchase Agreement to:

         Robertson Stephens, Inc.
         555 California Street, Suite 2600
         San Francisco, CA  94104
         Attn:  Fritz Muench
         Phone:  (415) 248-4944
         Telecopy:  (415) 676-2633

         An executed original Purchase Agreement or a telecopy thereof must be received by 9:00 a.m. California time on _______ and distributed to the Investor at a later date.

B. Instructions regarding the transfer of funds for the purchase of Shares will be telecopied to the Investor by the Company at a later date.

                                   Exhibit C

                               PURCHASE AGREEMENT

Rigel Pharmaceuticals, Inc.
240 East Grand Avenue
South San Francisco, CA  94080
Attention: Chief Executive Officer


Ladies and Gentlemen:

         The undersigned, Alta Embarcader BioPharma Partners II, LLC (the "Investor"), hereby confirms its agreement with you as follows:

1. This Purchase Agreement (the "Agreement") is made as of January 16, 2002 between Rigel Pharmaceuticals, Inc., a Delaware corporation (the "Company"), and the Investor.

2. The Company has authorized the sale and issuance of up to 7,000,000 shares of common stock (the "Shares") of the Company, subject to adjustment by the Company's Board of Directors, to certain investors (the "Offering"). The Offering has been registered under the Securities Act of 1933, as amended, pursuant to the Company's Registration Statement on Form S-3 (No. 333-74906) as amended (the "Registration Statement").

3. The Company and the Investor agree that the Investor will purchase from the Company and the Company will issue and sell to the Investor 40,804 Shares, for a purchase price of $4.50 per share, or an aggregate purchase price of
$183,618.00, pursuant to the Terms and Conditions for Purchase of Shares attached hereto as Annex I and incorporated herein by reference as if fully set forth herein. The Investor acknowledges that the offering is not being underwritten by the placement agent and that there is no minimum offering amount. Certificates representing the Shares purchased by the Investor will not be issued to the Investor; instead, such Shares will be credited to the Investor using customary book-entry procedures.

4. The Investor represents that, except as set forth below, (a) it has had no position, office or other material relationship within the past three years with the Company or persons known to it to be affiliates of the Company, (b) neither it, nor any group of which it is a member or to which it is related, beneficially owns (including the right to acquire or vote) any securities of the Company and (c) it has no direct or indirect affiliation or association with any NASD member as of the date hereof.

5. The Investor hereby confirms receipt of the Prospectus Supplement, dated January 16, 2002, and the Base Prospectus, dated December 20, 2001 (collectively, the "Prospectus"), of the Company distributed by email to the Investor accompanied herewith. The Investor confirms that it had full access to the Prospectus and was fully able to read, review, download and print it. Investor acknowledges that The Investor will be required to bear the cost, if any, of printing the Prospectus.

Exceptions:

Please see pages 2-A and 2-B
- --------------------------------------------------------------------------------


- --------------------------------------------------------------------------------
                 (If no exceptions, write "none." If left blank,
                     response will be deemed to be "none.")

         Please confirm that the foregoing correctly sets forth the agreement between us by signing in the space provided below for that purpose.

AGREED AND ACCEPTED:                                         Name of Investor: Alta Embarcadero
                                                             BioPharma Partners II, LLC


Rigel Pharmaceuticals, Inc.,
a Delaware corporation

By:      /s/ James H. Welch                                  By: /s/ Hilary S. Strain
   --------------------------------------------------            -------------------------------------------
Name: James H. Welch
Title: Vice President, Chief Financial Officer and           Print Name:Hilary Strain
       Secretary                                                        ------------------------------------

                                                             Title: VP of Finance & Admin.
                                                                    ----------------------------------------

                                                             Address: One Embaradero Center, Suite 4050
                                                                      --------------------------------------

                                                             San Francisco, CA 94111
                                                             -----------------------------------------------

                                                             Tax ID No.: 94-3374998
                                                                         -----------------------------------

                                                             Contact Name: Hilary Strain
                                                                           ---------------------------------

                                                             Telephone: (415) 362-4022
                                                                        ------------------------------------

                                                             Name in which book-entry should be made
                                                             (if different):

                                                             -----------------------------------------------

                                     ANNEX I

                   TERMS AND CONDITIONS FOR PURCHASE OF SHARES

1. Authorization and Sale of Shares. The Company has authorized the sale of up to 7,000,000 Shares. The Company reserves the right to increase or decrease this number.

2. Agreement to Sell and Purchase the Shares; Subscription Date.

         2.1. Upon the terms and subject to the conditions hereinafter set forth, at the Closing (as defined in Section 3), the Company will sell to the Investor, and the Investor will purchase from the Company, the number of Shares set forth on the signature page hereto at the purchase price set forth on such signature page.

         2.2. The Company may enter into agreements similar to this Agreement with certain other investors (the "Other Investors") and expects to complete sales of Shares to them. (The Investor and the Other Investors are hereinafter sometimes collectively referred to as the "Investors", and this Agreement and the stock purchase agreements executed by the Other Investors are hereinafter sometimes collectively referred to as the "Agreements".)

3. Delivery of the Shares at Closing. The completion of the purchase and sale of the Shares (the "Closing") shall occur on January 22, 2002 (the "Closing Date"), at the offices of the Company's counsel. At the Closing, the Company shall deliver to the Investor, using customary book-entry procedures, the number of Shares set forth on the signature page hereto, and the Investor shall deliver to the Placement Agent (as defined in the Registration Statement or any supplement thereto) a certified or official bank check or wire transfer of funds in the full amount of the purchase price for the Shares being purchased hereunder as set forth on the signature page hereto. The Company may accept or reject Agreements in its discretion.

         The Company's obligation to issue and sell the Shares to the Investor shall be subject to the following conditions, any one or more of which may be waived by the Company: (a) completion of the purchases and sales Shares under the Agreements that may be executed with the Other Investors; and (b) the accuracy of the representations and warranties made by the Investors and the fulfillment of those undertakings of the Investors to be fulfilled prior to the Closing.

         The Investor's obligation to purchase the Shares shall be subject to the condition that the Placement Agent shall not have (a) terminated the Placement Agency Agreement dated January 15, 2002, between the Company and the Placement Agent (the "Placement Agency Agreement") pursuant to the terms thereof or (b) determined that the conditions to closing in the Placement Agency Agreement have not been satisfied.

4. Representations, Warranties and Covenants of the Company. The Company hereby represents and warrants to, and covenants with, the Investor, as follows:

         4.1. The Company has full right, power, authority and capacity to enter into this Agreement and to consummate the transactions contemplated hereby and has taken all necessary action to authorize the execution, delivery and performance of this Agreement.

         4.2. This Agreement constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' and contracting parties' rights generally and except as enforceability may be subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

5. Representations, Warranties and Covenants to the Investor.

         5.1. The Investor represents and warrants that it has received the Company's base prospectus dated December 20, 2001 and the prospectus supplement dated January 16, 2002 relating to the Offering (collectively, the "Prospectus").

         5.2. The Investor, if outside the United States, will comply with all applicable laws and regulations in each foreign jurisdiction in which it purchases, offers, sells or delivers Shares or has in its possession or distributes any offering material, in all cases at its own expense.

         5.3. The Investor further represents and warrants to, and covenants with, the Company that (i) the Investor has full right, power, authority and capacity to enter into this Agreement and to consummate the transactions contemplated hereby and has taken all necessary action to authorize the execution, delivery and performance of this Agreement, and (ii) this Agreement constitutes a valid and binding obligation of the Investor enforceable against the Investor in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' and contracting parties' rights generally and except as enforceability may be subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

         5.4. The Investor understands that nothing in the Prospectus, this Agreement or any other materials presented to the Investor in connection with the purchase and sale of the Shares constitutes legal, tax or investment advise. The Investor has consulted such legal, tax and investment advisors as it, in its sole discretion, has deemed necessary or appropriate in connection with its purchase of Shares.

6. Survival of Representations, Warranties and Agreements. Notwithstanding any investigation made by any party to this Agreement, all covenants, agreements, representations and warranties made by the Company and the Investor herein shall survive the execution of this Agreement, the delivery to the Investor of the Shares being purchased and the payment therefor.

7. Notices. All notices, requests, consents and other communications hereunder shall be in writing, shall be mailed (A) if within domestic United States by first-class registered or certified airmail, or nationally recognized overnight express courier, postage prepaid, or by facsimile, or (B) if delivered from outside the United States, by International Federal Express or facsimile, and shall be deemed given (i) if delivered by first-class registered or certified mail domestic, three business days after so mailed, (ii) if delivered by a nationally recognized overnight carrier, one business day after so mailed, (iii) if delivered by International Federal Express, two business days after so mailed, (iv) if delivered by facsimile, upon electronic confirmation of receipt and shall be delivered as addressed as follows:

         (a)      if to the Company, to:

                  Rigel Pharmaceuticals, Inc.
                  240 East Grand Avenue
                  South San Francisco, CA  94080
                  Attention: Chief Executive Officer

                  Telecopy No.: 650.624.1133

                  With a copy to:

                  Cooley Godward LLP
                  Five Palo Alto Square
                  3000 El Camino Real
                  Palo Alto, CA 94306-2155
                  Attention: Suzanne Sawochka Hooper, Esq.
                  Telecopy No.: 650.849.7400

         (b) if to the Investor, at its address on the signature page hereto, or at such other address or addresses as may have been furnished to the Company in writing.

8. Changes. This Agreement may not be modified or amended except pursuant to an instrument in writing signed by the Company and the Investor.

9. Headings. The headings of the various sections of this Agreement have been inserted for convenience or reference only and shall not be deemed to be part of this Agreement.

10. Severability. In case any provision contained in this Agreement should be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

11. Governing Law. This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of New York, without giving effect to the principles of conflicts of law.

12. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall constitute an original, but all of which, when taken together, shall constitute but one instrument, and shall become effective when one or more counterparts have been signed by each party hereto and delivered to the other parties.

                         INSTRUCTION SHEET FOR INVESTOR

         (to be read in conjunction with the entire Purchase Agreement)

A.       Complete the following items in the Purchase Agreement:

         1. Provide the information regarding the Investor requested on the signature page (page 1). The Agreement must be executed by an individual authorized to bind the Investor.

         2.       Return the signed Purchase Agreement to:

         Robertson Stephens, Inc.
         555 California Street, Suite 2600
         San Francisco, CA  94104
         Attn:  Fritz Muench
         Phone:  (415) 248-4944
         Telecopy:  (415) 676-2633

         An executed original Purchase Agreement or a telecopy thereof must be received by 9:00 a.m. California time on _______ and distributed to the Investor at a later date.

B. Instructions regarding the transfer of funds for the purchase of Shares will be telecopied to the Investor by the Company at a later date.

                                       8